Mail Stop 4561

May 14, 2009

Karl F. Lopker, Chief Executive Officer
QAD Inc.
100 Innovation Place
Santa Barbara, CA 93108
Via facsimile: (805) 566-4542

> **Re: QAD Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 6, 2009**
> **File No. 000-22823**

Dear Mr. Lopker:

We have limited our review of your filing to those issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please amend your filing to append a form of proxy as required by Rule 14a-6 under the Securities Exchange Act of 1934. Please ensure that the form of proxy complies with the requirements of Rule 14a-4 and Rule 14a-6(e)(1).

Proposal No. 2 – Approval of Stock Option and Stock Appreciation Right Exchange Program

2. It appears that Item 12 of Schedule 14A applies to this proposal. However, we note that you have not provided in your filing all of the information called for by Item 13(a) of Schedule 14A, as required by Item 12(f). Please revise your proxy statement to provide this information. In this regard, you may wish to consult Item 13(b) and (c) of Schedule 14A, and Note D to Schedule 14A, for the procedures applicable to incorporation by reference of this information. Alternatively, if you are able to rely on

Instruction 1 to Item 13 of Schedule 14A to omit any or all of the information required by Item 13(a), please supplementally provide us with your analysis as to why this is the case.

<u>Proposal No. 3 – Approval of Amendment to QAD Inc. 2006 Stock Incentive Program</u>

3. We note that you are seeking shareholder approval of an amendment to the QAD Inc. 2006 Stock Incentive Program that will increase the number of shares of common stock available for issuance under the plan by 3,000,000 shares. Please disclose any grants of awards under the plan that are contemplated to be made with respect to these additional 3,000,000 shares concurrent with the approval of the amendment. If no such grants are contemplated, please make a clear statement in your proxy statement to that effect. We note in this regard that it appears from your disclosure that the company anticipates that it currently has a sufficient number of shares available for issuance under the plan to conduct the exchange program proposed in your proxy statement.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director